NEXICON, INC.
                             400 Gold SW, Suite 1000
                              Albuquerque, NM 87102


July 13, 2005

VIA EDGAR AND U.S. MAIL
-----------------------

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Re:   Nexicon, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed May 9, 2005

      Form 10-QSB For the Fiscal Quarter Ended March 31, 2005
      File No. 0-30244

Dear Mr. Spirgel:

      This letter has been prepared in response to your request for Nexicon, Inc. ("Nexicon" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC") as memorialized in your July 8, 2005 letter to me concerning the above-referenced filings by Nexicon (the "Comment Letter")

      The following are the Company's responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Form 10-KSB for Fiscal Year Ended December 31, 2004
---------------------------------------------------

Note 1. Summary of Significant Accounting Policies, page F-6
------------------------------------------------------------
Segment information, page F-8
-----------------------------

COMMENT 1.  We note your response to our previous comment 2 and your new disclosure in your footnotes. In future filings please add a segment discussion to results of operations in accordance FRC Section
            506.06. Include a discussion of your measure of profit or loss for each reportable segment.

RESPONSE:   In future filings, the Company will add a segment discussion to its discussion of results of operations in accordance with FRC
            Section 506.06, and will also include a discussion of the Company's measure of profit or loss for each reportable segment. The Company has included the requested information in the Registration Statement on Form SB-2 that the Company intends to file with the SEC within 1-2 days from the date hereof (the "Registration Statement"). Please refer to page 26-27 of the Registration Statement, "Management
            Discussion and Analysis."

Mr. Larry Spirgel
July 13, 2005
Page 2


Note 13. Acquisition of Assets and Loss on Asset Impairment, F-17
-----------------------------------------------------------------

COMMENT 2.  We note your response to our previous comment 4 and 5. However we did not see disclosure in your Form 10-KSB/A which indicates fair values equal historical cost. Further, you did not respond to our comment with regards to the specific nature of your in-process research and development. As a result, we are re-issuing our previous comments 4 and 5.

RESPONSE:   The Company has amended its Form 10-KSB to provide the requested disclosures, which indicate fair values equal historic cost (the
            "Amended Form 10-KSB"). The Amended Form 10-KSB is being filed with the SEC concurrently with this Response Letter. The requested disclosure is also contained on page F-26 of the Registration
            Statement.

            With regard to your comment concerning the specific nature of the Company's in-process research and development, the Company has included the requested information on page F-26 of the Registration Statement and also in the Amended Form 10-KSB.

            Specifically, Note 13 to the Consolidated Financial Statements as of December 31, 2004 and 2003 now provides that the assets and liabilities of Pluto Communications International, AS ("Pluto"), which were assumed by the Company were recorded at fair value, which equals the historical cost basis of Pluto; and further, that there have been no in-process research and development costs incurred by Pluto since the date of acquisition.

            Note 13 to the Consolidated Financial Statements as of December 31, 2004 and 2003 now also provides that there have been no in-process research and development costs incurred by Central Solutions, Inc. since the date the Company issued 10,000,000 shares of its common stock in exchange for 35% of Central Solutions common stock.

Mr. Larry Spirgel
July 13, 2005
Page 3


      Should you have any questions concerning this Response Letter, please contact me at 505-248-0000.

Sincerely,


/s/ Daniel Urrea
----------------
Daniel Urrea
Chief Financial Officer

cc: Clayton Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP (via facsimile)